Exhibit 99.3

InflaRx Reports Q1 2020 Financial & Operating Results

•	End of Phase II meeting with the FDA scheduled to discuss the path forward for IFX-1 in Hidradenitis Suppurativa
•	Initial promising results reported in Pyoderma Gangraenosum
•	Part 1 of adaptive randomized trial in severe COVID-19 pneumonia fully enrolled
•	Signed clinical collaboration agreement in oncology
•	Cash, cash equivalents and financial assets of approximately €108.0 million as of March 31, 2020

Jena, Germany, 21 May 2020 – InflaRx (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, announced today financial results for the three months ended March 31, 2020.

“InflaRx continues to make progress with its clinical development programs for IFX-1 and recently reported encouraging initial results in Pyoderma Gangraenosum, the second neutrophil-driven devastating skin disease we are pursuing,” said Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx. “With the upcoming scheduled FDA End of Phase II meeting for development in Hidradenitis Suppurativa, the Company is keeping a strong focus on potentially advancing into Phase III development in this disease.”

Prof. Riedemann continued, “We are currently analyzing results from the first 30 patients in our ongoing adaptive randomized COVID-19 pneumonia trial, which will serve as the basis for the decision to potentially continue into a confirmatory larger second part of the study.”

R&D highlights – Q1 2020

•
IFX-1 in Hidradenitis Suppurativa (HS): In Q1 2020, the Company requested an End of Phase II meeting with the FDA to discuss the path forward for a pivotal program with IFX-1 in HS. The meeting has been scheduled for mid-year 2020.

•
IFX-1 in Pyoderma Gangraenosum (PG): In February 2020, the Company announced positive initial data from the first 5 patients dosed in the ongoing Phase IIa open label study. Of these 5 initial patients dosed with IFX-1, 2 patients achieved complete closure of the target ulcer and complete healing of all other PG ulcers. Patients continue to enroll in higher dose groups.

•
IFX-1 in ANCA-associated vasculitis (AAV): Part 1 of the European Phase II IXCHANGE study has been fully enrolled. After analyzing the impact of COVID-19 on the study, a blinded interim analysis of Part 1 has been completed. Based on the analysis, the Company intends to continue with Part 2 of the study but decrease the number of enrolled patients. Following a blinded interim analysis of the US Phase II IXPLORE study with IFX-1 in patients with AAV and an assessment of the potential impact of the COVID-19 pandemic, the Company has decided to stop the study and read out the existing results earlier than initially planned as part of a strategy to align and streamline the US and EU AAV development programs.

•
IFX-1 in oncology: In Q1 2020, the Company entered into a clinical collaboration agreement (reported on April 29, 2020) to evaluate the combination of IFX-1 and a market leading anti-PD-1 therapy in patients with an undisclosed tumor type. Under the terms of the agreement, InflaRx will conduct a Phase IIa clinical study with two IFX-1 arms, including one with the anti-PD-1 therapy.

•
IFX-1 in COVID-19 pneumonia: The Company initiated a Phase II clinical development program with IFX-1 in COVID-19 patients with severely progressed pneumonia. After all patients have been treated in the first part of the trial, an interim analysis will be performed to evaluate the clinical benefit of the treatment using the assessed clinical parameters in order to potentially initiate and adapt the confirmatory second part of the study. Part 1 was fully enrolled with 30 patients as of April 24, 2020.

Financial highlights - Q1 2020

Research and development expenses decreased by €0.4 million in the three months ended March 31, 2020 compared to the three months ended March 31, 2019. This decrease is primarily attributable to a €0.3 million decrease in expenses from non-cash share-based compensation.

General and administrative expenses decreased by €0.7 million to €2.6 million for the three months ended March 31, 2020, from €3.3 million for the three months ended March 31, 2019. This decrease is primarily attributable to a €0.9 million decrease in non-cash share-based compensation expense.  Legal, consulting and other expenses increased by €0.1 million to €1.1 million for the three months ended March 31, 2020, from €1.0 million for the three months ended March 31, 2019.

Net financial result increased by €0.4 million to €1.5 million for the three months ended March 31, 2020, from €1.1 million for the three months ended March 31, 2019. This increase is mainly attributable to (a) higher foreign exchange gains, which increased by €0.8 million and (b) interest on marketable securities, which decreased by €0.4 million.

Net loss for the three months ended March 31, 2020 was €8.2 million or €(0.32) per common share, compared to €9.8 million or €(0.38) per common share for the three months ended March 31, 2019. On March 31, 2020, the Company’s total funds available were approximately €108.0 million, mostly composed of cash and cash equivalents (€21.1 million) and marketable securities (€86.3 million).

Net cash used in operating activities increased to €10.5 million for the three months ended March 31, 2020, from €8.5 million in the three months ended March 31, 2019, mainly due to the increase of cash expenses, such as third-party expenses for manufacturing and clinical trials for our lead program IFX-1 and higher personnel costs.

Additional information regarding these results is included in the notes to the consolidated financial statements as of March 31, 2020, as well as the financial statements as of December 31, 2019 in “ITEM 18. Financial statements,” which is included in InflaRx’s Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (SEC).

InflaRx N.V. and subsidiary
Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2020 and 2019

in €	2020 (unaudited)	2019 (unaudited)

Operating Expenses
Research and development expenses	(7,298,799)	(7,695,150)
General and administrative expenses	(2,564,803)	(3,301,166)
Total Operating Expenses	(9,863,601)	(10,996,316)
Other income	94,960	64,836
Other expenses	(5,720)	(3,886)
Operating Result	(9,774,362)	(10,935,366)
Finance income	1,658,991	1,159,205
Finance expenses	(118,026)	(61,710)
Net Financial Result	1,540,965	1,097,495
Loss for the Period	(8,233,397)	(9,837,871)

Share Information
Weighted average number of shares outstanding	26,105,255	25,964,379
Loss per share (basic/diluted)	(0.32)	(0.38)

Loss for the Period	(8,233,397)	(9,837,871)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	1,713,868	2,317,546
Total Comprehensive Loss	(6,519,529)	(7,520,325)

InflaRx N.V. and subsidiary
Consolidated Statements of Financial Position as of March 31, 2020 and December 31, 2019

in €	2020 (unaudited)	2019

ASSETS
Non-current assets
Property, plant and equipment	540,606	576,373
Right-of-use assets	748,785	836,924
Intangible assets	430,368	452,400
Non-current other assets	445,403	452,217
Non-current financial assets	272,718	272,614
Total non-current assets	2,437,880	2,590,528
Current assets
Current other assets	3,319,222	3,500,884
Current financial assets	86,680,961	82,353,867
Cash and cash equivalents	21,083,608	33,131,280
Total current assets	111,083,791	118,986,031
TOTAL ASSETS	113,521,671	121,576,558

EQUITY AND LIABILITIES
Equity
Issued capital	3,132,631	3,132,631
Share premium	211,006,606	211,006,606
Other capital reserves	26,043,246	25,142,213
Accumulated deficit	(142,514,552)	(134,362,006)
Other components of equity	3,860,246	2,227,228
Total equity	101,528,177	107,146,673
Non-current liabilities
Lease liabilities	245,478	330,745
Other non-financial liabilities	39,148	39,013
Total non-current liabilities	284,625	369,758
Current liabilities
Trade and other payables	10,490,938	12,413,662
Lease liabilities	513,374	515,203
Employee Benefits	571,960	975,629
Social securities, other tax and non-financial liabilities	108,221	105,634
Provisions	24,374	50,000
Total current liabilities	11,708,869	14,060,128
Total Liabilities	11,993,494	14,429,886
TOTAL EQUITY AND LIABILITIES	113,521,671	121,576,558

InflaRx N.V. and subsidiary
Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2020 and 2019

in €	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance at January 1, 2020	3,132,631	211,006,606	25,142,213	(134,362,006)	2,227,228	107,146,673
Loss for the period	—	—	—	(8,233,397)	—	(8,233,397)
Exchange differences on translation of operations in foreign currency	—	—	—	—	1,713,868	1,713,868
Total comprehensive loss	—	—	—	(8,233,397)	1,713,868	(6,519,529)
Transactions with owners of the Company
Contributions
Equity-settled share-based payment	—	—	901,033	—	—	901,033
Total Contributions	—	—	901,033	—	—	901,033
Total transactions with owners of the Company	—	—	901,033	—	—	901,033
Balance at March 31, 2020*	3,132,631	211,006,606	26,043,246	(142,595,403)	3,941,097	101,528,177

Balance at January 1, 2019	3,115,725	211,021,835	18,310,003	(81,107,188)	50,196	151,390,571
Loss for the period	—	—	—	(9,837,871)	—	(9,837,871)
Exchange differences on translation of operations in foreign currency	—	—	—	—	2,317,546	2,317,546
Total comprehensive loss	—	—	—	(9,837,871)	2,317,546	(7,520,325)
Transactions with owners of the Company
Contributions
Equity-settled share-based payment	—	—	2,097,780	—	—	2,097,780
Total Contributions			2,097,780	—	—	2,097,780
Total transactions with owners of the Company	—	—	2,097,780	—	—	2,097,780
Balance at March 31, 2019*	3,115,725	211,021,835	20,407,783	(90,945,059)	2,367,742	145,968,026
* unaudited

InflaRx N.V. and subsidiary
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2020 and 2019

in €	2020 (unaudited)	2019 (unaudited)

Operating activities
Loss for the period	(8,233,397)	(9,837,871)
Adjustments for:
Depreciation & Amortization of property, plant, equipment, right-of-use assets and intangible assets	182,356	116,519
Net financial result	(1,540,965)	(1,097,495)
Share-based payment expense	901,033	2,097,780
Other non-cash adjustments	(129,122)	81,346
Changes in:
Other assets	188,476	(581,651)
Employee benefits	(428,526)	(333,864)
Social securities, other current non-financial liabilities	1,953	457,497
Trade and other payables	(1,922,724)	364,158
Interest received	462,342	241,817
Interest paid	(2,246)	(6,682)
Net cash flows from operating activities	(10,520,819)	(8,498,447)
Investing activities
Purchase of intangible assets, laboratory and office equipment	(27,686)	(254,316)
Purchase of current financial assets	(23,412,469)	(10,599)
Disposal of current financial assets	—	3,088
Securities matured	20,724,386	—
Net cash flows from investing activities	(2,715,769)	(261,827)
Financing activities
Repayment of leasing liabilities	(88,339)	(54,781)
Net cash flows from financing activities	(88,339)	(54,781)
Net (decrease)/increase in cash and cash equivalents	(13,324,927)	(8,815,054)
Effect of exchange rate changes on cash and cash equivalents	1,277,255	592,005
Cash and cash equivalents at beginning of period	33,131,280	55,386,240
Cash and cash equivalents at end of period	21,083,608	47,163,191

About IFX-1:

IFX-1 is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is believed to be the first monoclonal anti-C5a antibody introduced into clinical development. Approximately 300 people have been treated with IFX-1 in clinical trials, and the antibody has been shown to be well tolerated. IFX-1 is currently being developed for various indications, including Hidradenitis Suppurativa, ANCA-associated vasculitis, Pyoderma Gangraenosum and COVID-19 pneumonia.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information please visit www.inflarx.com.

Contacts:

InflaRx N.V.

Jordan Zwick – Global Head of Business Development & Corporate Strategy
Email: jordan.zwick[at]inflarx.de
Tel: +1 917-338-6523

MC Services AG

Katja Arnold, Laurie Doyle, Andreas Jungfer
Email: inflarx[at]mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials; the impact of the COVID-19 pandemic on the Company; the timing and our ability to commence and conduct clinical trials; potential results from current or potential future collaborations; our ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; our ability to develop commercial functions; expectations regarding clinical trial data; our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which we operate; the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.